Exhibit 12.1

DELEK LOGISTICS PARTNERS, LP AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)	2017	2016	2015	2014	2013
EARNINGS:
Pre-tax income from continuing operations before adjustment for non-controlling interest	$69,187	$62,885	$66,016	$70,190	$34,161
(Income) Loss from equity method investments	(4,953)	1,178	588	—	—
Interest expense (a)	23,944	13,587	10,658	8,656	4,570
Earnings (losses) (b)	$88,178	$77,650	$77,262	$78,846	$38,731
FIXED CHARGES:
Interest expense (a)	$23,944	$13,587	$10,658	$8,656	$4,570
Capitalized interest	102	38	94	46	31
Fixed Charges	$24,046	$13,625	$10,752	$8,702	$4,601
RATIO OF EARNINGS TO FIXED CHARGES	3.7	5.7	7.2	9.1	8.4
INSUFFICIENT COVERAGE	—	—	—	—	—

(a)	Includes amortization of deferred financing costs and debt discount as well as interest expense related to any capital leases.

(b)
Amortization of capitalized interest is not practicable to determine and therefore has not been excluded from Earnings for purposes of calculating the Ratio of Earnings to Fixed Charges. However, this exclusion is believed to be immaterial to the calculation based on the historical levels of capitalized interest and would not cause coverage in any of the years presented to be insufficient.